Filed Pursuant to Rule 424(b)(4)
Registration No. 333-260866

4,500,000 Shares

Apria, Inc.

Common Stock

The selling stockholders named in this prospectus are offering 4,500,000 shares of common stock of Apria, Inc. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Our shares of common stock are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “APR.” On November 10, 2021, the closing sales price of our shares of common stock as reported on Nasdaq was $32.54 per share.

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$31.500	$141,750,000
Underwriting discounts and commissions(1)	$1.575	$7,087,500
Proceeds, before expenses, to the selling stockholders	$29.925	$134,662,500

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 4,500,000 shares of our common stock, the underwriters have the option to purchase up to an additional 675,000 shares of our common stock from the selling stockholders at the public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about November 15, 2021.

Joint Bookrunners

Citigroup	Goldman Sachs & Co. LLC

BofA Securities	UBS Investment Bank

Piper Sandler

Co-Managers

Citizens Capital Markets

Fifth Third Securities	TD Securities

Academy Securities	Blaylock Van, LLC	Penserra Securities LLC	Stern

The date of this prospectus is November 10, 2021.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus or in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: Neither we nor the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

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About This Prospectus

Financial Statement Presentation

This prospectus incorporates by reference certain historical consolidated financial and other data for Apria Healthcare Group LLC (formerly known as Apria Healthcare Group Inc.), a Delaware limited liability company (“Apria Healthcare Group”) and its subsidiaries. We undertook certain reorganization transactions (the “pre-IPO reorganization transactions”) as of February 10, 2021 so that Apria, Inc. directly or indirectly owns all of the equity interests in Apria Healthcare Group and is the holding company of our business. In connection with the pre-IPO reorganization transactions, Apria Healthcare Group was converted into a Delaware limited liability company. Apria, Inc., a Delaware corporation formed on March 22, 2018, is the financial reporting entity following our initial public offering (“IPO”) in February 2021.

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•

“Apria,” the “Company,” “we,” “us” and “our” refer (1) prior to the consummation of the IPO and the pre-IPO reorganization transactions, to Apria Healthcare Group, the historical holding company of our business, and its consolidated subsidiaries and (2) after the consummation of the IPO and the pre-IPO reorganization transactions, to Apria, Inc. and its consolidated subsidiaries, including Apria Healthcare Group.

•

“Blackstone” or “Sponsor” refer to investment funds associated with, or managed or designated by, Blackstone Inc., which funds are our current majority owners, and their permitted successors and assigns.

•	“CBP” and “DMEPOS CBP” refers to the DMEPOS competitive bidding program.

•	“CMS” refers to the Centers for Medicare and Medicaid Services.

•	“DMEPOS” refers to Medicare durable medical equipment, prosthetics, orthotics and supplies.

•	“GAAP” refers to generally accepted accounting principles in the United States of America.

•	“Medicare patients” refers to Medicare patients other than those participating in Medicare through the Medicare Advantage program.

•	“Payors” refers to third-party healthcare payors, including government and commercial payors.

•	“pre-IPO owners” refer to our Sponsor together with other owners of Apria Healthcare Group prior to our IPO.

•

“The Joint Commission” refers to a nationally recognized, independent organization that develops standards for various healthcare industry segments and monitors compliance with those standards through voluntary surveys of participating providers.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 675,000 shares of common stock from the selling stockholders.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the information incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf, including the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus and the financial statements and the related notes thereto incorporated by reference in this prospectus, before you decide to invest in shares of our common stock.

Apria

We are a leading provider of integrated home healthcare equipment and related services in the United States. We offer a comprehensive range of products and services for in-home care and delivery across three core service lines: (1) home respiratory therapy (including home oxygen and non-invasive ventilation (“NIV”) services); (2) obstructive sleep apnea (“OSA”) treatment (including continuous positive airway pressure (“CPAP”) and bi-level positive airway pressure devices, and patient support services); and (3) negative pressure wound therapy (“NPWT”). Additionally, we supply a wide range of home medical equipment and other products and services to help improve the quality of life for patients with home care needs. Our revenues are generated through fee-for-service and capitation arrangements with Payors for equipment, supplies, services and other items we rent or sell to patients. Through our offerings, we also provide patients with a variety of clinical and administrative support services and related products and supplies, most of which are prescribed by a physician as part of a care plan. We are focused on being the industry’s highest-quality provider of home healthcare equipment and related services, while maintaining our commitment to being a low-cost operator. We offer a compelling value proposition to patients, providers and Payors by allowing patients to receive necessary care and services in the comfort of their own home, while, at the same time, reducing the costs of treatment. We generated over $1.1 billion of net revenue in 2020, of which approximately 82% was from home respiratory therapy and OSA treatment, service categories in which we believe we have a leading market position.

We believe our integrated product and service offerings, combined with our national scale and strong reputation, provide us with a strategic advantage in being a preferred home healthcare provider for patients, providers and Payors. Our Payors include substantially all of the national and regional insurers, managed care organizations and government Payors in the United States. We benefit from long-standing relationships with a community of providers and referral sources for post-acute services across the acuity spectrum because of the consistency and reliability of our high quality clinical support, our national distribution footprint and our breadth of Payor relationships.

Our product and service offerings are distinguished by the complexity and sophistication required in their clinical delivery, logistical coordination and payment arrangements. We offer patients and providers differentiated clinical service, leveraging our protocols and expertise to improve outcomes across our service lines. With an expansive network of delivery technicians and therapists that is not readily replicated, we are able to provide home healthcare therapies that require high-touch service, providing a bridge from the acute care setting to the home. Our services include:

•	providing in-home delivery, set-up and maintenance of equipment and supplies;

•	educating patients and caregivers about health conditions or illnesses and providing instructions about home safety, self-care and the proper use of equipment;

•	monitoring therapy compliance and intervening to enhance compliance;

•	clinical monitoring of complex respiratory service patients’ individualized treatment plans;

•	reporting patient progress and status to the physician, national and regional insurers and/or managed care organizations; and

•	processing claims to Payors on behalf of patients.

In 2020, we served nearly 2 million patients, made approximately 2.4 million deliveries and conducted approximately 735,000 clinician interactions with our patients. In addition, in 2020, we generated $1.1 billion of net revenue, $46.1 million in net income, $226.9 million of Adjusted EBITDA and $134.2 million of Adjusted EBITDA less Patient Equipment Capex and in the nine months ended September 30, 2021, we generated $47.9 million in net income, $173.6 million of Adjusted EBITDA and $107.8 million of Adjusted EBITDA less Patient Equipment Capex. For reconciliations of Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex to net income, the most directly comparable financial measure prepared in accordance with GAAP, see “—Summary Historical Financial and Other Data.”

Strong Industry Fundamentals Support Our Business Model

The U.S. home healthcare market comprises a broad range of products and services—including respiratory therapy, OSA therapy, negative pressure wound therapy, home medical equipment, infusion therapy, home healthcare nursing, orthotics and prosthetics, diabetic supplies and general medical supplies. CMS estimates that the total revenue of the U.S. home healthcare market was $108.9 billion in 2019, and forecasts this market to grow at a compound annual growth rate (“CAGR”) of approximately 7% between 2020 and 2028. We operate in the durable medical equipment sub-segment of the home healthcare industry. CMS forecasts the durable medical equipment sub-segment to grow at a CAGR of approximately 6% between 2019 and 2028. The broader U.S. markets for respiratory devices and OSA devices, which align with our home respiratory and OSA treatment product lines, two of our core product lines and which represented over 82% of our 2020 net revenue, are expected by industry analysts to grow at CAGRs of approximately 6% and approximately 8%, respectively, between 2018 and 2025. In 2018, industry analysts estimated that the market size for respiratory devices and OSA devices was approximately $6.2 billion and approximately $2.2 billion, respectively, in North America. The U.S. market for negative pressure wound therapy devices is expected by industry analysts to grow at a CAGR of approximately 5% between 2018 to 2023, and in 2018, the global market size of negative pressure wound therapy devices was estimated by industry analysts to be approximately $2.1 billion. Our sub-segment of the U.S. home healthcare industry is highly fragmented.

We expect to benefit from the following continuing trends within the home healthcare market:

•	aging population;

•	rising incidence of chronic diseases;

•	continued shift toward home healthcare driven by the compelling economic value proposition to key stakeholders and technological developments making remote monitoring more feasible;

•	increased prevalence of in-home treatments and preference for in-home care where available; and

•	consolidation of the highly fragmented market to the benefit of national players.

Our Value Proposition

We believe we offer a compelling value proposition for patients, providers and Payors.

Value Proposition for Patients: We are committed to improving the experience and clinical outcome for each patient we serve. We believe our patients prefer the convenience and typical cost advantages of home healthcare over institutional care and the greater independence, increased responsibility and improved responsiveness to treatment that comes with it. By providing in-home delivery and equipment set-up, patient and caregiver education, as well as patient monitoring and compliance services, we enable the patient to move from or avoid an acute care setting and remain in or return to the home, which is the lowest cost, and overwhelmingly the patient-preferred, setting.

Value Proposition for Providers: Physicians, hospital professionals and other providers refer patients to us because of the consistent, high quality and reliable services we offer them and their patients. We seek to be a trusted advocate and provider of patient clinical needs in patients’ homes, while fostering lasting doctor-patient relationships. Additionally, the reliability of our clinical support, quality equipment and data collection facilitate a clinically adept transition to a lower-cost setting, which we believe benefits healthcare professionals, and helps to put them at ease regarding their patients’ ongoing treatments. We believe our services improve patient compliance and clinical outcomes, reduce hospital re-admissions and enable hospital providers to have greater control over timely patient discharges.

Value Proposition for Payors: We offer Payors access to an extensive national footprint, national logistics systems, respiratory clinical expertise, competitive pricing, alternative payment arrangements, including fee-for-service and capitation for defined patient populations, and our ability to connect electronically with Payors’ systems. We seek to effectively manage the transition from the acute care setting to a low-cost home setting with a high reliability of clinical support, data collection and quality equipment to lower readmission rates.

Our Competitive Strengths

National Scale with Local Presence. Our platform combines local market presence with the advantages and efficiencies of national scale, clinical expertise and reputation. As one of the largest providers of home healthcare services in the United States, we enjoy long-tenured relationships with the majority of the major commercial Payors, as well as Medicare, who value an expansive geographic footprint that can service their entire patient populations, in addition to our reputation for reliable and quality care.

Expansive Offering with Exposure to Attractive Product Markets. We seek to offer high quality, clinically appropriate care across a broad spectrum of services and treatments amenable to the home setting. Our extensive offering helps make us an attractive and convenient choice for our patients, providers and Payors. With top two market positions in the United States in home respiratory therapy, OSA treatment and NPWT, we are aligned with large and growing addressable markets across our core service lines.

Strong Relationships with Payors and Referral Sources Developed with Differentiated Sales Model. We enjoy deep and long-standing relationships with national and regional insurers and managed care organizations, many of whom we have been contracted with for over 20 years. We believe Payors value the breadth of our entire platform, including our geographic reach and the range of conditions our service offerings cover through both our fee-for-service and capitation arrangements. Furthermore, we believe they value our flexibility in payment arrangements and competence in managing value as well as volume under capitation for defined patient populations.

Leveraging our broad market access to patients through our centralized Payor relationships, we cultivate individual relationships with thousands of local referral sources, including hospitals, outpatient facilities, physicians and sleep centers, through a field sales force of approximately 400 in-market sales representatives and approximately 200 front-line managers. We believe this differentiated approach of combining Company-wide Payor relationships with in-market referral relationships enhances the efficiency and productivity of our marketing efforts.

Leadership in Clinical Delivery. We specialize in certain complex home healthcare services and treatments that require deep technical and clinical expertise in addition to frequent patient interaction. We believe we are distinguished from e-commerce and logistics platforms by our ability to meet patient needs directly through our highly trained technicians and therapists who deliver and provide these services, as well as our ability to bill a patient’s insurance provider. We utilize differentiated clinical expertise and protocols to drive optimal outcomes across our core service lines and all of these operations are accredited by The Joint Commission.

Leading Revenue Cycle Management. We manage medical claims and patient collections on a single operating platform that allows for capitation and fee-for-service arrangements. We believe we lead the industry in (1) ease of use for our key referral sources, (2) regulatory compliance and (3) revenue cycle management and billing and collections efficiency. We offer several advantages to our key referral sources and Payors, which we believe improve our ability to win new business and capture share from our competitors.

Strong and Experienced Management Team. We are led by a team of talented industry veterans, comprising individuals with long tenures at Apria and deep knowledge of our history and operations, as well as individuals who joined us more recently and bring fresh perspectives, insights and best practices developed through experience in other industries and at other companies. With an average of over 20 years of industry experience and over ten years with Apria, our senior leadership team has expertise spanning nearly every segment of the healthcare industry.

Growth Strategy

Our goal is to be the market leader in the provision of high quality, cost-efficient home healthcare services, creating value for all stakeholders—patients, providers and Payors. We seek to achieve this goal through the following growth strategies:

Maintain leadership in markets with favorable industry dynamics. The broader U.S. markets for respiratory devices and OSA devices, which align with our home respiratory and OSA treatment product lines, two of our core product lines and which represent over 82% of our 2020 net revenue, are expected by industry analysts to grow at CAGRs of approximately 6% and approximately 8%, respectively, between 2018 and 2025. With a national distribution platform that is difficult to replicate, deep and long-standing relationships with national and regional insurers and managed care organizations and a reputation for quality and reliability of service, we believe we are well positioned to maintain leadership in these attractive and growing markets. Industry groups suggest that approximately 80% of moderate and severe sleep-disordered breathing cases remain undiagnosed. We have been educating primary care physicians about the proper diagnosis and treatment of OSA. As the first line of care, these primary care physicians are more likely to encounter undiagnosed instances of OSA. In addition to traditional solutions, we coordinate an end-to-end virtual solution that includes home sleep testing (rather than testing at an offsite sleep clinic) which is convenient for the patient and safer, especially in the current pandemic environment. We believe that facilitating the diagnosis and treatment of this condition will lead to increased growth in OSA sales and increase revenue synergies as newly acquired OSA patients will have access to our other product and service lines when clinically indicated.

Enable the transition to value-based healthcare. Government and commercial Payors are increasingly seeking ways to shift from traditional fee-for-service to a value-based model. We believe the ability to transition patients from the acute care setting to the home, as well as to prevent unnecessary readmissions, represents a critical part of this effort. As a leading provider of home healthcare equipment and related services, we believe we will increasingly benefit from this ongoing paradigm shift in the industry. In addition, we believe our demonstrated expertise in non-traditional payment models, such as capitation arrangements, will position us well to take advantage of this trend.

Expand product and service offerings. We continue to focus on expanding into new product lines and services both organically and through strategic acquisition to continue to grow and diversify our revenue with a patient-centric view centered on the long term value of each patient. For example, we are pursuing products and services related to the treatment of diabetes and the provision of diabetic supplies. Technological advances in continuous glucose monitoring and insulin pump delivery (creating an “artificial pancreas”) have changed the diabetes treatment paradigm and enabled providers to better treat patients in the home healthcare setting. Moreover, diabetic patients often suffer from many co-morbidities, including OSA, respiratory ailments and heart disease, many of which we already treat through our sleep and respiratory product lines. We believe we are well positioned to leverage our national platform and scalable infrastructure to help diabetic patients benefit from new diabetes treatment technologies as well as treatments for co-morbidities.

Leverage patient interactions. Our business model provides for frequent interaction with our patients and a direct entry point into the home, allowing our technicians, therapists and customer service agents to assess whether the patients are in need of additional services, supplies or convenience items. Where appropriate, our technicians, therapists and customer service agents can assist our patients in obtaining these additional services, supplies or convenience items through Apria. In addition, existing patients and potential patients may utilize our e-commerce platform to access additional items that are not covered by Payors and are purchased directly by patients.

Grow e-commerce through a patient-centric approach. Our e-commerce platform is primarily focused on supplies, accessories and additional items that are not covered by Payors and are purchased directly by patients. E-commerce is a convenient way to provide products and services to our existing patients and also serves as an additional acquisition channel for new patients. Through direct-to-patient marketing focused on service and clinical support, we believe we can continue to grow volume through our e-commerce channel. For example, we frequently acquire patients to meet a single product need even though they typically have additional home healthcare needs. Through patient interaction and education, they can discover and access other products and services that we offer through e-commerce that can address their needs. In addition, we believe the broader home healthcare trends discussed below will also enable us to grow our revenue and product and service offerings through e-commerce. Given that the supplies and accessories that are its primary focus are less capital intensive, we believe growing our e-commerce channel represents an attractive opportunity to increase cash flows and profitability.

Grow with new home healthcare trends. Telemedicine and remote provider care have been gaining traction in recent years and have been significantly accelerated given the recent novel coronavirus (“COVID-19”) pandemic. We believe that these trends will help accelerate growth in home healthcare and we are well positioned to benefit from these trends given our national footprint and scalable infrastructure. Moreover, due to the impacts of the COVID-19 pandemic, we expect accelerated and sustainable demand for home healthcare solutions including respiratory and other medical conditions that we treat regularly. These trends in telemedicine and the emphasis on treating patients in the home, outside the traditional medical clinic and hospital, will enable us to grow our revenue and product and service offerings further.

Strategic acquisitions. We believe there is also opportunity to accelerate our growth rate, market share gains and expand into new product markets through strategic acquisitions. For example, in September 2021, we completed the acquisition of Airway Breathing Co., which provides services and products in our home respiratory therapy and home medical equipment segment service lines and enables our market expansion. We will continue to evaluate such opportunities through a disciplined approach, seeking only acquisitions that will complement our existing operations and businesses and/or create synergies. The various markets we participate in remain highly fragmented and ripe for consolidation and we believe that our nationally integrated platform, scale and strong reputation position us well to be a consolidator in our industry. Consistent with this strategy, we regularly evaluate potential acquisition opportunities, including ones that could be significant to us, and we are currently participating in processes regarding potential acquisition opportunities, including ones that could be significant to us. We cannot predict the timing of any contemplated transactions, but any pending transaction could be entered into as soon as shortly after closing this offering. We have a relatively unburdened balance sheet with low debt levels and meaningful debt capacity for acquisitions. Moreover, as a public company, we have greater access to capital markets than we did prior to our IPO, and we may use our stock as an acquisition currency or raise additional capital for strategic acquisitions.

Continue to capture efficiencies through scale and operational improvement. Our existing distribution network of approximately 280 branch locations can reach more than 90% of the U.S. population across both high-density urban markets and rural markets. Coupled with scalable technology and centralized operations, including revenue cycle management, we believe we can continue to grow beyond our nearly 2 million patients served in 2020 without significant incremental capital investment in infrastructure. As we maintain our strong position in growing product markets, we believe the ability to scale our operations and leverage fixed costs represents a significant opportunity for growth in profitability. In addition, we believe we can continue to improve the cost-efficiency of our operations and support functions through new and recently completed technology initiatives, such as robotic desktop automation to simplify agent workflow, robotic process automation technology for certain repetitive and volume staff tasks and automating activities such as new employee onboarding and equipment provisioning, and enhanced workflow to improve ease of use and direct activity to the appropriately skilled staff. We have also invested in DMEscripts, an independent e-prescribing company formed through a joint venture that allows prescribers to electronically transmit medical equipment orders more efficiently and accurately, which we believe drives ease of use, enables more efficient order processing and reduces administrative burden.

Continue to improve cash profile. We continually evaluate opportunities to enhance our cash flow and return on investment. We see opportunities in this regard both to increase our exposure to less capital intensive products and to benefit from recent investment in our longer-lived, complex equipment fleet. Patients on OSA therapy and NPWT require periodic replenishment of supplies and accessories in order to remain in compliance with their prescribed therapies. These supplies are less capital intensive and we believe represent a multi-billion dollar market with an attractive growth profile. The opportunity to increase our exposure to this market is enhanced by our growing e-commerce distribution channel, which is primarily focused on these supplies and accessories, offering patients speed and convenience and helping us to continue to grow our volume.

Our Strategic Transformations

Since we were acquired by Blackstone in 2008, the home healthcare industry has experienced a number of significant changes, including reimbursement, regulatory and technological changes. We have continually worked to adapt our business and organizational structure to best meet the current needs of patients, providers and Payors.

Our most recent business initiative, which we call Simplify, focused on retaining clear customer ownership at our local branch level with support from our scalable national platform to greatly improve the patient and referral source experience. With a goal of optimizing the end-to-end customer experience while enabling us to increase our growth rate at lower cost, we evaluated local, regional and centralized processes to foster local branch customer ownership, supported by regional shared services where scale, consistency and process expertise is needed, and our national platform where scale can be leveraged. This transformation has led to significant improvement in profitability and lower operating costs and has positioned us well for future growth. Our patient-centric growth plan begins with an improved customer experience, which we believe will support increased cross-sell opportunities and growth across product lines to the over 2 million unique patients we serve annually.

In addition to Simplify, we have also made other substantial changes to our business since our acquisition by Blackstone:

•

we brought on a management team of individuals with extensive expertise and experience in the workings of our industry and regulatory environment and others who specialize in designing and developing scalable business infrastructures and business transformation;

•	we improved our business and revenue mix by growing our relationships with commercial Payors;

•

we expanded our service offerings to include more complex respiratory services, including NIV therapy, and we shifted our focus to three core service lines including less capital intensive products and services which complement our core offerings;

•	we invested in patient monitoring and outcomes data collection to differentiate our service offerings and provide enhanced value to patients, providers and Payors;

•	we improved sales productivity through changes in the sales force hiring profile and implementation of a new sales customer relationship management system;

•	we formed strategic relationships with our suppliers to help optimize equipment costs and provide state-of-the art patient equipment;

•

we streamlined our management structure and further optimized our branch network by reducing our locations open to the public from over 400 to approximately 280 without materially reducing the coverage of our service areas or the quality of our service;

•

we built a scalable infrastructure with data analytics and forecasting capabilities to more efficiently leverage the favorable trends of an aging population and the paradigm shift in healthcare from the acute setting to the home; and

•

we consolidated regional and branch level billing, collections and aspects of the customer service function, reorganized their work flows and adopted new technology and processes to help us improve productivity, monitor performance and more effectively manage important aspects of our business in real-time.

Summary Risk Factors

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Company include, among other things, the following:

•

the COVID-19 pandemic, including the emergence of variant strains of the virus, and the global attempt to contain it may harm our business, results of operations and ability to execute on our business plan;

•	our capitation arrangements may prove unprofitable if actual utilization rates exceed our assumptions;

•

our Payor contracts, including those with organizations that represent a significant portion of our business, are subject to renegotiation or termination which could result in a decrease in our revenue and profits;

•	we depend on reimbursements by Payors, which could lead to delays and uncertainties in the reimbursement process;

•

rising cost and constraints in the supply of materials, equipment, and labor, as well as a shortage of drivers and clinicians could adversely impact our result of operations and cash flow and our ability to timely serve patients;

•

possible changes in the mix of patients and products and services provided, as well as Payor mix and payment methodologies, could have a material adverse effect on our business, financial condition, results of operations, cash flow, capital resources and liquidity;

•	recalls of any of our products, or the discovery of serious safety issues with our products could have a significant adverse impact on our business;

•	if we are unable to provide consistently high quality of care, our business will be adversely impacted;

•

our reliance on relatively few vendors for the majority of our patient equipment and supplies and excise taxes which are to be imposed on certain manufacturers of such items could adversely affect our ability to operate;

•

the home healthcare industry is highly competitive and fragmented, with limited barriers to entry which may make it susceptible to vertical integration by manufacturers, Payors, providers (such as hospital systems) or disruptive new entrants;

•	we may be adversely affected by consolidation among health insurers and other industry participants;

•

there is an inherent risk of liability in the provision of healthcare services; damage to our reputation or our failure to adequately insure against losses, including from substantial claims and litigation, could have an adverse impact on our operations, financial condition, or prospects;

•

the current economic uncertainty, deepening of any economic downturn, continued deficit spending by the federal government or state budget pressures may result in a reduction in payments and covered services;

•	changes in home healthcare technology and/or product and therapy innovations may make the services we currently provide obsolete or less competitive;

•	reductions in Medicare, Medicaid and commercial Payor reimbursement rates could have a material adverse effect on our results of operations and financial condition;

•	if we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations;

•	we have been, are and could become the subject of federal and state investigations and compliance reviews;

•

if we fail to maintain required licenses, certifications, or accreditation, or if we do not fully comply with requirements to provide notice to or obtain approval from regulatory authorities due to changes in our ownership structure or operation, it could adversely impact our operations;

•

a cyber-attack, a security breach, or the improper disclosure or use of protected health information could cause a loss of confidential data, give rise to remediation and other expenses, expose us to liability under the Health Insurance Portability and Accountability Act of 1996, consumer protection, common law or other legal theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business; and

•	the interests of our Sponsor and its affiliates may conflict with ours or yours in the future.

Please see “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (“2020 Form 10-K”) as updated in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Q2 2021 10-Q”) and our other filings with the SEC, which are incorporated by reference herein for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Apria, Inc. was incorporated in Delaware on March 22, 2018. Our principal executive offices are located at 7353 Company Drive, Indianapolis, Indiana 46237 and our telephone number is (800) 990-9799.

The Offering

Common stock offered by the selling stockholders	4,500,000 shares.

Option to purchase additional shares from the selling stockholders	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 675,000 additional shares of common stock from the selling stockholders.

Common stock outstanding after this offering	35,471,669 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Nasdaq trading symbol	“APR”

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding after this offering is based on 35,471,669 shares outstanding as of November 1, 2021, and does not reflect:

•	an aggregate of 2,677,727 shares issuable upon settlement of outstanding stock appreciation rights (“SARs”) granted pursuant to the Apria, Inc. 2015 Stock Plan (the “2015 Plan”);

•

an aggregate of 192,565 shares issuable with respect to awards granted under our Second Amended and Restated Apria, Inc. Long-Term Incentive Plan (2019-2021 With Successive Annual Extension Options) (the “2019 LTIP”), which such shares will be issued pursuant to the Apria, Inc. 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”)); and

•	an aggregate of 3,912,324 shares of common stock reserved for future issuance under the Omnibus Incentive Plan.

Summary Historical Financial and Other Data

We derived the summary statement of income data for the years ended December 31, 2020, 2019 and 2018 and the summary balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements incorporated by reference in this prospectus. We derived the summary balance sheet data as of December 31, 2018 from our audited consolidated financial statements that are not included in this prospectus or incorporated by reference. The summary statement of income data for the nine months ended September 30, 2021 and 2020 and the summary balance sheet data as of September 30, 2021 were derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair statement of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results expected for any future period.

You should read the summary historical financial data below, together with the consolidated financial statements and related notes thereto incorporated by reference in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information included in our 2020 Form 10-K and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Q3 2021 10-Q”), each incorporated by reference in this prospectus.

	Nine months ended September 30,		Year Ended December 31,
(in thousands, except share and per share data)	2021	2020	2020	2019	2018
Summary Statement of Income Data:
Net revenues:
Fee-for-service arrangements(1)	$676,814	$646,630	$883,846	$870,344	$898,622
Capitation	171,936	168,298	224,871	218,531	212,261

Total net revenues	848,750	814,928	1,108,717	1,088,875	1,110,883

Costs and expenses:
Cost of net revenues
Product and supply costs	152,723	141,563	192,667	206,067	218,099
Patient equipment depreciation	75,631	75,840	101,319	97,386	108,340
Home respiratory therapists costs	12,345	12,848	16,882	19,560	20,371
Other	12,829	13,669	17,402	17,701	13,276

Total cost of net revenues	253,528	243,920	328,270	340,714	360,086

Provision for doubtful accounts(1)	—	—	—	—	31,719
Selling, distribution and administrative	522,935	534,110	709,299	720,746	698,681

Total costs and expenses	776,463	778,030	1,037,569	1,061,460	1,090,486

Operating income	72,287	36,898	71,148	27,415	20,397
Interest expense	8,882	4,047	6,308	5,112	1,338
Interest income and other	(142)	(451)	(498)	(1,446)	(897)
Gain from derecognition of nonfinancial asset	(3,994)	—	—	—	—

Income before income taxes	67,541	33,302	65,338	23,749	19,956
Income tax expense	19,615	13,034	19,199	8,127	6,829

Net income(2)	$47,926	$20,268	$46,139	$15,622	$13,127

	February 10, 2021 through September 30, 2021

Basic and diluted earnings per share(3):
Net income attributable to common stockholders	$46,387

Weighted average common shares outstanding:
Basic	35,262,700
Diluted	38,077,019
Net income per common share:
Basic	$1.32
Diluted	$1.22

		September 30,	December 31,
(in thousands)		2021	2020	2019	2018
Summary Balance Sheet Data:
Total assets		$729,118	$704,984	$617,153	$576,222
Total liabilities(4)		705,987	731,329	482,637	290,970
Total stockholders’ equity (deficit)(5)		23,131	(26,345)	134,516	285,252

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2021	2020	2020	2019	2018
Operational and Other Data:
EBITDA(6)	$158,768	$123,813	$186,378	$138,991	$145,386
Adjusted EBITDA(6)	173,588	162,765	226,858	173,972	155,727
Adjusted EBITDA less Patient Equipment Capex(6)	107,766	99,283	134,223	80,523	45,579

(1)

The decrease in net revenue from fee-for-service arrangements for the year ended December 31, 2019 was primarily driven by the impact of adopting Topic 842. Upon adoption the provision for doubtful accounts associated with rental revenue of $34.5 million for the year ended December 31, 2019 is now charged to net rental revenue instead of general and administrative expense. The comparative information for periods prior to adoption has not been restated and continues to be reported under the accounting standards in effect for those periods.

(2)

For the years ended December 31, 2020, 2019 and for the nine months ended September 30, 2020, net income reflects an expense of $31.9 million, $12.2 million and $32.5 million, respectively, representing the estimated probable loss in relation to a series of civil investigative demands from the United States Attorney’s Office for the Southern District of New York. See “Item 3—Legal Proceedings—Civil Investigative Demand Issued by the United States Attorney’s Office for the Southern District of New York” in our 2020 Form 10-K which is incorporated by reference herein for additional information.

(3)

Prior to the IPO, our business was conducted through Apria Healthcare Group which did not have a common capital structure with Apria, Inc. As a result of the reorganization transaction that occurred in conjunction with the IPO, Apria Healthcare Group became an indirect wholly owned subsidiary of the Company. As part of the merger Apria Healthcare Group SAR units were converted to Apria, Inc. SARs and our shareholders who previously held their ownership interest prior to the IPO through Apria Holdings LLC (as the 100% direct owner of Apria Healthcare Group) received newly issued common shares. The conversion ratios for SARs and the three different classes of profit interest units, which each had different preference rights, were determined based on the unit value implied by the per share price of common stock sold in the IPO. Based on the complex nature of the reorganization transaction, we computed EPS only on a prospective basis for the period the Company’s common stock was outstanding during 2021, referred to as the Post-IPO period. We have defined the Post-IPO period as February 10, 2021, the effective date of the pre-IPO reorganization, through September 30, 2021. See Note 1 to the unaudited condensed consolidated financial statements in our Q3 2021 10-Q for further information on earnings per share calculation.
(4)

On June 21, 2019, we entered into a credit agreement with Citizens Bank and a syndicate of lenders for both a Term Loan A Facility (the “TLA”) of $150.0 million and a Revolving Credit Facility of $100.0 million. Proceeds from the TLA were used to fund the $175.0 million dividend payment to common stockholders and distribution to SARs holders in June 2019. On December 11, 2020, we entered into an amendment (the “Credit Facility Amendment”) to incur $260.0 million of incremental term loans (the “Incremental Term Loans”). Net proceeds from the Incremental Term Loans were used to fund the $200.3 million dividend payment to our common stockholders and $9.7 million distribution to SARs holders declared and paid in December 2020, with the remaining proceeds used to pay fees and expenses in connection with the Credit Facility Amendment and for general corporate purposes.

(5)

In June 2019, we declared and paid a $175.0 million dividend to common stockholders and distribution to SARs holders. In December 2020, we declared and paid a $200.3 million dividend to our common stockholders and a $9.7 million distribution to SARs holders.

(6)

EBITDA is a non-GAAP measure that represents net income for the period before the impact of interest income, interest expense, other income and expense, income taxes, and depreciation and amortization. EBITDA is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures, tax positions, the cost and age of tangible assets and the extent to which intangible assets are identifiable. Adjusted EBITDA is a non-GAAP measure that represents EBITDA before certain items that impact comparison of the performance of our business either period-over-period or with other businesses. We use Adjusted EBITDA as a key profitability measure to assess the performance of our business. We believe that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our business. Adjusted EBITDA less Patient Equipment Capex is a non-GAAP measure that represents Adjusted EBITDA less purchases of patient equipment net of dispositions (“Patient Equipment Capex”). For purposes of this metric, Patient Equipment Capex is measured as the value of the patient equipment received less the net book value of dispositions of patient equipment during the accounting period. This metric is useful in evaluating the financial performance of the Company as the business requires significant capital expenditures to maintain its patient equipment fleet due to asset replacement and contractual commitments. We believe that Adjusted EBITDA less Patient Equipment Capex should, therefore, be made available to securities analysts, investors, and other interested parties to assist in their assessment of the performance of our business.

Below, we have provided a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex should not be considered alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Our EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex may not be comparable to similarly titled measures of other organizations because other organizations may not calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex in the same manner as we calculate these measures.

Our uses of EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are noncash charges, the assets being depreciated and amortized may have to be replaced in the future, EBITDA and Adjusted EBITDA do not reflect capital expenditure requirements for such replacements or other contractual commitments;

•	EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex do not reflect changes in, or cash requirements for, our working capital needs;

•

EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•

other companies, including companies in our industry, may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex measures differently, which reduces their usefulness as a comparative measure.

EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with, not as substitutes for, profit or loss for the period. We compensate for these limitations by separately monitoring net income from continuing operations for the period.

The following table reconciles net income, the most directly comparable GAAP measure, to EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex:

	Nine months ended September 30,		Year Ended December 31,
(in thousands)	2021	2020	2020	2019	2018
Net income	$47,926	$20,268	$46,139	$15,622	$13,127
Interest (income) expense and other, net	4,746	3,596	5,810	3,666	441
Income tax expense	19,615	13,034	19,199	8,127	6,829
Depreciation and amortization	86,481	86,915	115,230	111,576	124,989

EBITDA	$158,768	$123,813	$186,378	$138,991	$145,386
Strategic transformation initiatives:
Simplify(a)	$—	$1,159	$1,159	$11,775	$—
Financial systems(b)	1,081	1,414	1,846	—	—
Other initiatives(c)	114	99	465	834	2,498
Stock-based compensation one-time award at IPO(d)	3,497	—	—	—	—
Stock-based compensation and other(e)	3,825	1,929	4,839	9,024	1,621
Legal settlements(f)	1,750	32,525	28,891	12,200	—
Acquisition costs(g)	402	—	—	—	—
Offering costs(h)	4,151	1,826	3,280	1,148	6,222

Adjusted EBITDA	$173,588	$162,765	$226,858	$173,972	$155,727

Patient Equipment Capex	(65,822)	(63,482)	(92,635)	(93,449)	(110,148)

Adjusted EBITDA less Patient Equipment Capex	$107,766	$99,283	$134,223	$80,523	$45,579

(a)

Simplify represents one-time advisory fees and implementation costs associated with a key 2019 business transformation initiative focused on shifting to a patient-centric platform and optimizing end-to-end customer service.

(b)	Costs associated with the implementation of a new financial system.
(c)

Other initiatives include one-time third-party logistics advisory costs associated with a 24-month initiative launched in January 2018 designed to modify the branch network in order to reduce branch operating costs while maintaining or improving patient service levels, one-time costs associated with customer service initiatives in 2020, one-time costs associated with implementation of an electronic sales, service and rental agreement, one-time costs associated with developing and launching our e-commerce platform and costs associated with moving the corporate headquarters in 2021.

(d)

The IPO resulted in a one-time restricted stock unit (“RSUs”) grant to our Chief Financial Officer (“CFO”). The RSUs vest in tranches and are classified as liability awards since each tranche of RSUs can be settled in either cash or shares of our common stock at our CFO’s election. The first tranche of RSUs vested upon completion of the IPO and was settled in cash. The second tranche was settled in cash during the three months ended September 30, 2021. Compensation expense is recognized over the requisite service period subject to continued employment and adjusted each reporting period for changes in the fair value pro-rated for the portion of the requisite service period rendered until settlement.

(e)

Stock-based compensation has historically been granted to certain of our employees and non-employee directors in the form of profit interest units of Apria Holdings LLC, RSUs, performance-based RSUs, and stock appreciation rights (“SAR”). For time-based only RSUs and SARs, compensation expense for each separately vesting portion of the award is recognized on a straight-line basis over the vesting period for that portion of the award subject to continued service. For RSUs with performance conditions, compensation expense is recognized over the requisite service period subject to management’s estimation of the probability of vesting of such awards. Stock compensation also includes expense related to the our long-term incentive plan awards which will be settled in stock.

(f)

In 2021, the amount represents the final settlement amount of a claim brought under the Private Attorneys General Act of California. Prior years represent the increase in the settlement amount in relation to a series of civil investigative demands from the United States Attorney’s Office for the Southern District of New York offset by a one-time unrelated $3.0 million recovery during the three months ended December 31, 2020. See “Item 3—Legal Proceedings—Civil Investigative Demand Issued by the United States Attorney’s Office for the Southern District of New York” in our 2020 Form 10-K which is incorporated by reference herein and Note 9 - Commitments and Contingencies in our audited financial statements.

(g)	Acquisition costs include one-time costs associated with the acquisition of certain assets of Airway Breathing Co. See Note 2 - Acquisitions in our Q3 2021 10-Q for more information.
(h)

Offering costs represent one-time costs relating to public offerings. As the Company did not receive any proceeds from the offerings, these costs were expensed as incurred in selling, distribution and administrative expenses in our consolidated statements of income.

RISK FACTORS

An investment in shares of our common stock involves risks. You should carefully consider the following information about these risks as well as those contained in our 2020 Form 10-K, as updated in our Q2 2021 10-Q, together with the other information contained or incorporated by reference in this prospectus, before investing in shares of our common stock.

Risks Related to this Offering and Ownership of Our Common Stock

The interests of our Sponsor and its affiliates may conflict with ours or yours in the future.

Immediately following this offering, our Sponsor and its affiliates will beneficially own approximately 41.0% of our common stock (or 39.1% if the underwriters exercise their option to purchase additional shares in full). Moreover, under our amended and restated bylaws and the stockholders’ agreement with our Sponsor and its affiliates, for so long as our pre-IPO owners and their affiliates retain significant ownership of us, we have agreed to nominate to our board individuals designated by our Sponsor, whom we refer to as the “Sponsor Directors.” Even when our Sponsor and its affiliates cease to own shares of our stock representing a majority of the total voting power, which we expect will be the case upon consummation of this offering, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Sponsor will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. For example, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor may be able to influence whether or not a change of control of our company or a change in the composition of our board of directors occurs and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock. Additionally, our Sponsor may assign its rights under the stockholders’ agreement to a third party without our consent, for example, in connection with a privately negotiated sale of all or a portion of our Sponsor’s holdings of our common stock to a third party. Such third party would then have the right to designate individuals to be nominated to our board, as well as other rights under the stockholders’ agreement. The interests of our Sponsor or any such third party with respect to such rights may conflict with our interests or your interests in the future.

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the healthcare services industry. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our stockholders.

We are a holding company with no operations of our own and we are accordingly dependent upon distributions from our subsidiaries to pay taxes and pay dividends.

We are a holding company and our operations are conducted entirely through our subsidiaries. Our ability to generate cash to pay applicable taxes at assumed tax rates and pay cash dividends we declare, if any, is dependent on the earnings and the receipt of funds from Apria Healthcare Group and its subsidiaries via dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of Apria Healthcare Group and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and the market price of the common stock.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. Beginning with our annual report on Form 10-K for 2021, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our common stock.

Because we have no current plans to pay dividends on our common stock, you may not receive any return on your investment unless you sell your common stock for a price greater than that which you paid for it.

Although we paid dividends to our pre-IPO owners prior to our IPO, we have no current plans to pay dividends on our common stock following this offering. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our existing indebtedness and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for them.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

As of November 1, 2021, we had approximately 964.5 million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Additionally:

•

2,677,727 shares will be issuable upon settlement of outstanding SARs granted pursuant to the 2015 Plan (as defined herein) if such SARs were vested and exercised as of November 1, 2021. As of November 1, 2021, there were 3,207,496 SARs outstanding under the 2015 Plan with a weighted average strike price of $6.12;

•	awards have been granted under the 2019 LTIP (as defined herein) with a maximum of 192,565 shares, which will be issued pursuant to Omnibus Incentive Plan); and

•	we have reserved 3,912,324 shares for issuance under our Omnibus Incentive Plan.

Any common stock that we issue, including under our Omnibus Incentive Plan, the 2015 Plan, the 2019 LTIP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by investors in our common stock.

If we or our pre-IPO owners sell additional shares of our common stock or are perceived by the public markets as intending to sell them, the market price of our common stock could decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your common stock in the future at a time and at a price that you deem appropriate, if at all. In connection with this offering, we, our officers, directors and certain holders have entered into additional lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 60 days following the date of this prospectus. Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC may, in their sole discretion, release all or any portion of the shares of common stock subject to the lock-up agreements signed in connection with this offering.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will continue to be considered an affiliate following the expiration of the lock-up period based on its expected share ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 60-day lock-up period in connection with this offering, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

We filed a registration statement on Form S-8 under the Securities Act to register 7,678,552 shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan and the 2015 Plan. This, and any similar registration statements filed on Form S-8 in the future, is automatically effective upon filing. Accordingly, shares registered under such registration statements are available for sale in the open market.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities or to use our shares of common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•	provide that our board of directors will be divided into three classes, as nearly equal in size as possible with terms of the directors of only one class expiring in any given year;

•

provide for the removal of directors (other than directors elected by a separate vote of the holders of any preferred stock) only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote at any time our Sponsor beneficially owns less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and provide that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the specified designating party;

•

provide that, subject to the rights of the holders of any preferred stock and the rights granted pursuant to the stockholders agreement, vacancies and newly created directorships may be filled only by the remaining directors at any time our Sponsor beneficially owns less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

•

allow us to authorize the issuance of one or more series of preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established by our board and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights, powers or preferences superior to the rights of the holders of common stock;

•

prohibit stockholder action by written consent at any time our Sponsor beneficially owns less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, and require that, at any time our Sponsor beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, any action by consent of stockholders in lieu of a meeting may only be taken with the consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were presented and voted and the consent of the stockholder designated pursuant to our stockholders agreement;

•	provide for certain limitations on convening special stockholder meetings;

•

provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2/3% or more of all of the outstanding shares of our capital stock entitled to vote at any time our Sponsor beneficially owns less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

•

provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote thereon at any time our Sponsor beneficially owns less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•

provide that, subject to the rights of holders of preferred stock and the terms of our stockholders agreement, the total numbers of directors shall be determined exclusively by resolution adopted by the Board.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”); however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless the transaction fits within an enumerated exception, such as board approval of the business combination or the transaction that resulted in a person becoming an interested stockholder prior to the time such person became an interested stockholder. Our amended and restated certificate of incorporation provides that our Sponsor and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision. See “Description of Capital Stock—Business Combinations.” These anti-takeover provisions and other provisions under our amended and restated certificate of incorporation, amended and restated by laws or Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or the Company’s stockholders, (3) action asserting a claim against the Company or any current or former director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have provided consent to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with the Company or the Company’s directors, officers, other employees or stockholders, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

The market price of shares of our common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly.

Stock markets have recently experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors” herein, in our 2020 Form 10-K and in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, as such factors may be updated from time to time in our periodic filings with the SEC, as well as the other information contained or incorporated by reference in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

This prospectus and the documents incorporated by reference herein include market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Additionally, you should assume that any such information in documents that we have incorporated by reference is derived from sources and internal data and estimates available as of the date of such document incorporated by reference.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere or incorporated by reference in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus or incorporated by reference herein is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein or in documents incorporated by reference herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, discussions herein or in documents incorporated by reference herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website domain names and addresses are our service marks or trademarks. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. The trademarks we own or have the right to use include, among others, Apria. We also own or have the rights to copyrights that protect the content of our literature, be it in print or electronic form.

Solely for convenience, certain trademarks, service marks and trade names referred to in this prospectus are used without the ™ or ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).

PRICE RANGE OF COMMON STOCK

Shares of our common stock began trading publicly on Nasdaq under the symbol “APR” on February 11, 2021. Prior to that time, there was no public market for our shares of common stock. As of November 1, 2021, there were approximately 30 holders of record of our shares of common stock. This shareholder figure does not include a substantially greater number of holders whose shares are held of record by the banks, brokers and other financial institutions. The following table sets forth the high and low sales prices for shares of common stock as reported by Nasdaq for the indicated periods:

	High	Low
First Quarter ended March 31, 2021 (from February 11, 2021)	$28.49	$20.07
Second Quarter ended June 30, 2021	$34.50	$25.03
Third Quarter ended September 30, 2021	$40.00	$25.01
Fourth Quarter ending December 31, 2021 (through November 10, 2021)	$38.15	$31.55

DIVIDEND POLICY

We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

In connection with our IPO, we entered into a stockholders agreement with our Sponsor. This agreement requires us to, among other things, nominate a number of individuals designated by our Sponsor for election as our directors at any meeting of our stockholders, each a “Sponsor Director,” such that, upon the election of each such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (1) if our pre-IPO owners and their affiliates together continue to beneficially own at least 50% of the outstanding shares of our common stock (and any securities convertible into, or exchangeable or exercisable for, such shares) entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our pre-IPO owners and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the outstanding shares of our common stock (and any securities convertible into, or exchangeable or exercisable for, such shares) entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our pre-IPO owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the outstanding shares of our common stock (and any securities convertible into, or exchangeable or exercisable for, such shares) entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our pre-IPO owners and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the outstanding shares of our common stock (and any securities convertible into, or exchangeable or exercisable for, such shares) entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our pre-IPO owners and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the outstanding shares of our common stock (and any securities convertible into, or exchangeable or exercisable for, such shares) entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. For so long as the stockholders agreement remains in effect, Sponsor Directors may be removed only with the consent of our Sponsor. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders agreement requires us to nominate an individual designated by our Sponsor for election to fill the vacancy.

The above-described provisions of the stockholders agreement will remain in effect until our Sponsor is no longer entitled to nominate a Sponsor Director pursuant to the stockholders agreement, unless our Sponsor requests that they terminate at an earlier date. The stockholders agreement also requires us to cooperate our Sponsor in connection with certain future pledges, hypothecations, grants of security interest in or transfers (including to a third party investor) of any or all of the shares of our common stock held by our Sponsor, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit. The agreement also permits our Sponsor to assign its rights and obligations under the agreement, in whole or in part, without our prior written consent.

Registration Rights Agreement

In connection with our IPO, we entered into a registration rights agreement with our Sponsor. This agreement provides our Sponsor an unlimited number of “demand” registration rights and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify our Sponsor against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. This offering is made pursuant to the registration rights agreement.

Other Transactions

In connection with our acquisition by Blackstone in 2008, we succeeded to and assumed the rights and obligations under a transaction and management fee agreement with Blackstone Management Partners (“BMP”). In 2014, we paid a lump sum termination fee and BMP is no longer obligated to provide specified transaction and management services and we are no longer obligated to pay specified ongoing fees. However, our obligations with respect to indemnification, release and limitation of liability and certain other matters survived such termination.

In connection with the completed divestiture of the Home Infusion Segment to a subsidiary of CVS Caremark Corporation, we entered into a nominee agreement with Apria Holdings LLC, a stockholder controlled by our Sponsor, which allowed us to facilitate certain payments as part of the transaction. We had net inflow/(outflow) of $0.0 million, $0.0 million and $(0.8) million in restricted cash on behalf of the Sponsor for the years ended December 31, 2020, 2019 and 2018, respectively. We had net inflow/(outflow) of $0.0 million in restricted cash on behalf of the Sponsor for the nine months ended September 30, 2021 and 2020. As of December 31, 2018, all contingent payments related to the nominee agreement have been received.

Commercial Transactions with Sponsor Portfolio Companies

Our Sponsor and its affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services, including with:

•

Change Healthcare, which performs various revenue and payment cycle management functions. We paid approximately $3.4 million, $3.8 million and $3.3 million to Change Healthcare for the years ended December 31, 2020, 2019 and 2018, respectively. We paid approximately $2.2 million and $2.3 million to Change Healthcare for the nine months ended September 30, 2021 and 2020, respectively.

•

Blue Yonder, which provides software solutions for supply chain planning optimization. On September 17, 2021, Blue Yonder was sold. We paid approximately $0.9 million, $0.0 million and $0.6 million to Blue Yonder for the years ended December 31, 2020, 2019 and 2018, respectively. We paid approximately $0.0 million and $0.5 million to Blue Yonder for the nine months ended September 30, 2021 and 2020, respectively through the transaction date.

•

BREIT Industrial Canyon PA1W01 LLC (“BREIT Industrial Canyon”), which is a subsidiary of Blackstone Real Estate Income Trust, Inc., a non-exchange traded, perpetual life real estate investment trust externally managed by an affiliate of the Sponsor. In May 2018, we began paying BREIT Industrial Canyon, which had acquired a property for which we are in a lease agreement through October 2023. We paid approximately $0.7 million, $0.8 million and $0.5 million to BREIT Industrial Canyon for the years ended December 31, 2020, 2019 and 2018, respectively. We paid approximately $0.8 million and $0.5 million to BREIT Industrial Canyon for the nine months ended September 30, 2021 and 2020. The discounted operating lease liability for the remaining noncancelable lease term was $1.3 million as of September 30, 2021.

•

Mphasis (“Mphasis”), which provides certain technology related services. The Company paid Mphasis $4.5 million, $0.0 million and $0.0 million December 31, 2020, 2019 and 2018, respectively. We paid approximately $4.3 million and $2.5 million to Mphasis for the nine months ended September 30, 2021 and 2020, respectively.

•

Alight Solutions (“Alight”) provides certain consulting services in connection with deployment of a new financial management system, beginning in December 2019. We also entered into a three-year post-implementation support contract that is expected to begin prior to the end of 2021. We paid approximately $1.2 million and $0.0 million to Alight for the years ended December 31, 2020 and 2019, respectively. We paid approximately $1.0 million and $0.5 million to Alight for the nine months ended September 30, 2021 and 2020, respectively.

•

Intelenet Global Services (“Intelenet”) performs certain functions related to billing, collections and other administrative and clerical services. In October 2018, an affiliate of the Sponsor sold Intelenet. Through the October 2018 transaction date, we paid approximately $1.9 million to Intelenet for the year ended December 31, 2018.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following our IPO will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

We are party to indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors or executive officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of November 1, 2021 by (1) the selling stockholders, (2) each person known to us to beneficially own more than 5% of our outstanding common stock, (3) each of our directors and named executive officers and (4) all of our directors and executive officers as a group.

Upon consummation of this offering we expect to cease to be a “controlled company” within the meaning of the rules of Nasdaq and we will, subject to certain transition periods permitted by Nasdaq rules, no longer rely on exemptions from corporate governances requirements that are available to controlled companies.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is c/o Apria, Inc., 7353 Company Drive, Indianapolis, Indiana 46237.

	Common Stock Beneficially Owned Prior to this Offering		Shares to be Sold in the Offering		Percentage of Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number(1)%		Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full
Selling Stockholders:
Our Sponsor(1)	19,037,042	53.7	4,500,000	5,175,000	41.0	39.1
Certain Beneficial Owners and Management:
Entites affiliated with Deerfield Management Company, L.P.(2)	2,431,417	6.9	—	—	6.9	6.9
John G. Figueroa	521,603	1.5	—	—	1.5	1.5
Michael Audet(4)	—	—	—	—	—	—
Susannah Gray	—	—	—	—	—	—
Teresa Kline	—	—	—	—	—	—
John R. Murphy(5)	14,312	*	—	—	*	*
Norman C. Payson, M.D.(3)	—	—	—	—	—	—
Devon Rinker(4)	—	—	—	—	—	—
Neil P. Simpkins(4)	—	—	—	—	—	—
Lynn Shapiro Snyder(6)	14,312	*	—	—	*	*
Daniel J. Starck(7)	666,351	1.9	—	—	1.9	1.9
Mike S. Zafirovski	122,775	*	—	—	*	*
Debra L. Morris(8)	229,031	*	—	—	*	*
Mark E. Litkovitz(9)	90,060	*	—	—	*	*

	Common Stock Beneficially Owned Prior to this Offering		Shares to be Sold in the Offering		Percentage of Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number(1)%		Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full
Raoul Smyth(10)	60,046	*	—	—	*	*
Robert P. Walker(11)	170,715	*	—	—	*	*
Directors and executive officers as a group (19 persons)(12)	2,061,493	5.6	—	—	5.6	5.6

*	Represents less than one percent.
(1)

Reflects shares held directly by Apria Holdings LLC. The controlling member of Apria Holdings LLC is BP Healthcare Holdings LLC. The controlling member of BP Healthcare Holdings LLC is Blackstone Capital Partners V L.P. The general partner of Blackstone Capital Partners V L.P. is Blackstone Management Associates V L.L.C. The sole member of Blackstone Management Associates V L.L.C. is BMA V L.L.C. The managing member of BMA V L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities. The address of each of such Blackstone entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(2)

Based solely on information contained in Schedule 13G filed with the SEC on August 5, 2021 by Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and James E. Flynn (each a “Deerfield reporting person”). As reported in the Schedule 13G, each Deerfield reporting person has shared voting and shared dispositive power over the 2,431,417 shares of our common stock reported by them. The address of each such Deerfield reporting person is. 345 Park Avenue South, 12th Floor, New York, NY 10010.

(3)

Dr. Payson is a member of BP Healthcare Holdings LLC (described in footnote (1) above), but has no individual investment or voting control over the shares beneficially owned by BP Healthcare Holdings LLC. As a member of BP Healthcare Holdings LLC, Dr. Payson has an indirect interest in shares beneficially owned by BP Healthcare Holdings LLC.

(4)

Mr. Audet and Mr. Simpkins are employees of affiliates of our Sponsor and are members of the board of directors of BP Healthcare Holdings LLC (described in footnote (1) above), but each disclaims beneficial ownership of shares beneficially owned by our Sponsor and its affiliates. Mr. Rinker is also an employee of an affiliate of our Sponsor, but disclaims beneficial ownership of shares beneficially owned by our Sponsor and its affiliates. The address for each of Mr. Audet, Mr. Simpkins and Mr. Rinker are c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(5)	Represents 14,312 shares of common stock that Mr. Murphy has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of November 1, 2021.
(6)	Represents 14,312 shares of common stock that Ms. Snyder has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of November 1, 2021.
(7)

Represents (i) 210,426 shares of common stock held by Mr. Starck and (ii) 455,925 shares of common stock that Mr. Starck has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of November 1, 2021.

(8)	Represents 229,031 shares of common stock that Ms. Morris has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of November 1, 2021.

(9)

Represents (i) 6,823 shares of common stock held by Mr. Litkovitz and (ii) 83,237 shares of common stock that Mr. Litkovitz has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of November 1, 2021.

(10)

Mr. Smyth retired from the Company effective March 31, 2021. Based on the latest information available to the Company, represents (i) 56,305 shares of common stock held by Mr. Smyth and (ii) 3,741 shares of common stock that Mr. Smyth has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of November 1, 2021.

(11)

Represents (i) 13,810 shares of common stock held by Mr. Walker and (ii) 156,905 shares of common stock that Mr. Walker has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of November 1, 2021.

(12)	Includes 1,129,751 shares of common stock directors and executive officers have the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of November 1, 2021.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect as of the date of this prospectus, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Apria, Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. Holders of our common stock, however, are not entitled to vote upon any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of one or more series of our preferred stock are entitled to vote as a separate class on such amendment under our amended and restated certificate of incorporation or applicable law. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock are entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption, or conversion rights under our amended and restated certificate of incorporation. The common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences, and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock that we may authorize and issue in the future.

Preferred Stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable on shares of such series;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the rights of the common stock to distributions to the holders of preferred stock upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits the directors, subject to any restriction in the certificate of incorporation, to declare and pay dividends out of the corporation’s “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation. The capital of the corporation is typically an amount equal to (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets is calculated to be the amount by which the fair value of the total assets of the corporation exceeds its total liabilities, and capital and surplus are not liabilities for such purpose. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend are subject to the discretion of our board of directors.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions which are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”), which would apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors is divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances and the terms of our stockholders agreement, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who owns 15% or more of our outstanding voting stock or is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting stock at the date of termination, and their affiliates and associates. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that our Sponsor and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% of the total voting power of all then outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, further, however, that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the designating party. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with our Sponsor, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% of the total voting power of all then outstanding shares of stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders) (other than directors elected by the holders of any series of preferred stock, by voting separately as a series or together with one or more series, as the case may be).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, at least 30% of the total voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Sponsor and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of our first annual meeting of stockholders after our shares of common stock are first publicly traded, be deemed to have occurred on June 1, 2021). Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to our Sponsor and its affiliates so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the stockholder designated pursuant to our stockholders agreement and holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Our amended and restated certificate of incorporation prohibits stockholder action by written consent in lieu of a meeting of stockholders at any time our Sponsors and its affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors; provided that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provides that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as our Sponsor and its affiliates beneficially own, in the aggregate, at least 30% of the total voting power of all then outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% of the total voting power of all then outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any current or former director, officer, employee or stockholder of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director, officer, employee or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware. Our amended and restated certificate of incorporation further provides that to the fullest extent permitted by law the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. federal securities laws. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and provided consent to the forum provisions in our amended and restated certificate of incorporation.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of our Sponsor or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, whether directly or through a suit brought derivatively on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our common stock is listed on Nasdaq under the symbol “APR.”

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE

TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to holders that are subject to special treatment under the United States federal income tax laws (including if such holder is a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot make assurances that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partnership holding our common stock, or a partner in any such partnership, should consult its own tax advisors.

Any person considering the purchase of our common stock should consult its own tax advisors concerning the particular United States federal income and estate tax consequences to it of the purchase, ownership and disposition of our common stock, as well as the consequences to such person arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition of our common stock in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax applies to any dividends paid on our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. If withholding under FATCA is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a United States federal income tax return (which may entail significant administrative burden). Holders should consult their own tax advisors regarding these requirements and whether they may be relevant to their ownership and disposition of our common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling stockholders have severally agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	1,521,000
Goldman Sachs & Co. LLC	1,521,000
BofA Securities, Inc.	405,000
UBS Securities LLC	405,000
Piper Sandler & Co.	324,000
Citizens Capital Markets, Inc.	121,500
Fifth Third Securities, Inc.	60,750
TD Securities (USA) LLC	60,750
Academy Securities, Inc.	20,250
Blaylock Van, LLC	20,250
Penserra Securities LLC	20,250
Stern Brothers & Co.	20,250

Total	4,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the public offering price not to exceed $0.8505 per share. If all the shares are not sold at the offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 675,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers, directors and the selling stockholders have agreed that, subject to enumerated exceptions, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our stock, or any options or warrants to purchase any shares of our stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our stock. Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Our common stock is listed on Nasdaq under the symbol “APR.”

The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares as described above.

	Paid by Selling Stockholders
	No Exercise	Full Exercise
Per share	$1.575	$1.575
Total	$7,087,500	$8,150,625

We estimate that our total expenses of this offering will be approximately $900,000. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $25,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover short positions and stabilizing purchases, as well as penalty bids and other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, certain of the underwriters in this offering served as an underwriter in the IPO, for which services they received customary underwriting discounts and commissions.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “relevant state”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant state and notified to the competent authority in that relevant state, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that relevant state at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation); or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters’ conflicts of interest in connection with this offering.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers.

The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” will mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust will not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a)	you confirm and warrant that you are either:

i.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

ii.

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii.	a person associated with the company under section 708(12) of the Corporations Act; or

iv.

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

b)

you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of the common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns interests representing less than 1% of the capital commitments of funds affiliated with Blackstone Inc.

EXPERTS

The financial statements of Apria, Inc. as of December 31, 2020 and 2019 incorporated by reference in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Apria Healthcare Group Inc. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020 incorporated by reference in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We maintain an internet site at http://www.apria.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.

We are subject to the informational requirements of the Exchange Act and as a result file reports and other information with the SEC. You are able to inspect these reports and other information without charge at the SEC’s website.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed on March 31, 2021;

•

our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2021 filed on May 14, 2021, the fiscal quarter ended June  30, 2021 filed on August 6, 2021 and the fiscal quarter ended September  30, 2021 filed on November 5, 2021;

•	our Current Reports on Form 8-K filed on February 16, 2021, May 6, 2021 and October 7, 2021; and

•

the description of our shares of common stock contained in our Registration Statement on Form 8-A filed on February 10, 2021, including all amendments and reports filed for the purpose of updating such description.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Apria, Inc.

7353 Company Drive

Indianapolis, Indiana 46237

(800) 990-9799

ApriaIR@westwicke.com

We maintain an internet site at http://www.apria.com. Our website and the information contained on or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

4,500,000 Shares

Apria, Inc.

Common Stock

Preliminary Prospectus

Joint Bookrunners

Citigroup

Goldman Sachs & Co. LLC

BofA Securities

UBS Investment Bank

Piper Sandler

Co-Managers

Citizens Capital Markets

Fifth Third Securities

TD Securities

Academy Securities

Blaylock Van, LLC

Penserra Securities LLC

Stern

November 10, 2021